EXHIBIT 12
Weyerhaeuser Company and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Computation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends
For the quarters ended September 30, 2016, and 2015
(Dollar amounts in millions)

	YEAR-TO-DATE ENDED
	SEPTEMBER 2016	SEPTEMBER 2015
Available earnings:
Earnings from continuing operations before interest expense, amortization of debt expense and income taxes	$745	$548
Add: interest portion of rental expense	13	10
Add: distributed income of equity affiliates	39	—
Add: undistributed (income) losses of equity affiliates and income attributable to noncontrolling interests in subsidiaries	(20)	—
Available earnings	$777	$558
Fixed charges:
Interest expense and other financial charges	$333	$263
Interest portion of rental expense	13	10
Total fixed charges	346	273
Dividends on preference shares (pretax)	26	33
Total fixed charges and preference dividends	$372	$306
Ratio of earnings to fixed charges	2.25	2.04
Ratio of earnings to combined fixed charges and preference dividends	2.09	1.82